MEMORANDUM
TO:	Alberto Zapata U.S. Securities and Exchange Commission
FROM:	Emily J. Bennett Associate General Counsel
DATE:	January 17, 2018
SUBJECT:
Responses to comments to the proxy statement filed as PRE14A on January 5, 2018 (the "Proxy Statement") for the JNL/Mellon Capital Consumer Staples Sector Fund, JNL/Mellon Capital Industrials Sector Fund, JNL/Mellon Capital Materials Sector Fund, and JNL/Mellon Capital Real Estate Sector Fund (the "Sector Funds"), each a series of the JNL Series Trust (the "Registrant")
File Nos: 33-87244 and 811-8894

This memorandum addresses the U.S. Securities and Exchange Commission staff's (the "Commission Staff") comments to the Proxy Statement received via telephone on January 12, 2018.

The comments are set forth below in italics, with responses immediately following.

1.	In the "Required Vote" section of the Proxy Statement, please clearly disclose what is meant by the phrase, "plurality of votes."

RESPONSE: The Registrant has updated the disclosure.

2.	In the "Revocation of Voting Instructions" section of the Proxy Statement, please clarify if votes can be revoked at the shareholder meeting or revoked only until the time of the shareholder meeting.

RESPONSE: The Registrant has updated the disclosure.

3.
In the "Summary of the Proposal" section of the Proxy Statement, please explain if the Sector Funds are in violation of the 25% industry concentration limit.  If so, please include disclosure explaining the history of the Sector Funds' holdings and the fact that the Sector Funds are concentrating in excess of this investment restriction.

RESPONSE: The Registrant confirms that the Sector Funds launched on September 25, 2017 and have been in compliance with the 25% industry concentration limit since September 29, 2017.  The Registrant has also updated the disclosure.

4.
In the "Summary of the Proposal" section of the Proxy Statement, please include additional details relating to the Board's considerations, including any conflicts in the investment restrictions that were considered as required by Items 20 and 22 of Schedule 14A.

RESPONSE: The Registrant has updated the disclosure.

5.	In the "Summary of the Proposal" section of the Proxy Statement, please clarify what the underlined text represents in the table.

RESPONSE: The Registrant has updated the disclosure.

6.	Please confirm that each Fund and/or sub-account will be able to vote separately.

RESPONSE: The Registrant confirms that each Fund and/or sub-account will be able to vote separately.

It is the Registrant's intention to respond fully to the Commission Staff's comments and believes that the changes described above do so fully.

If you have any questions, please call me at 312-730-9730.  Thank you for your prompt attention to this matter.

cc: File